

03024166

SUPPL

PROKOM SOFTWARE SA

FAX

to: Division of Corporate Finance File No. 82-4700 — Securities and Exchange Commission, Washington, DC, USA — +1 (202) 942 9624

from: PROKOM Software S.A.

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

PROCESSED JUL 11 2003 THOMSON FINANCIAL

03 JUL -1

date: 30, Jun 2003 pages: 6

subject: THE STATEMENT REGARDING CORPORATE GOVARNANCE PRINCIPLES

The Management Board of Prokom Software S.A. presents the contents of Corporate Governance principles passed by the Annual Shareholders' Meeting on the 30 June 2003.

General Rules

I. **Objective of the Company**

The basic objective of operations of a company's authorities is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.
Acceptance: YES

II. **Majority Rule and Protection of Minority**

A joint-stock company is a capital venture, and, therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributed bigger capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by the law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.
Acceptance: YES

III. **Honest Intentions and No-Abuse of Rights**

The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set and, thus, constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus, ensuring the best protection of equitable interests of the shareholders and other market participants.
Acceptance: YES

IV. **Court Control**

The company's authorities and persons chairing a general meeting cannot decide on issues which should be resolved by court judgments. This does not apply to activities which are within the powers of the company's authorities and persons chairing general meetings or which they are obliged to undertake by force of law.
Acceptance: YES

V. **Independent Opinions Ordered by the Company**

When choosing an entity which is to provide expert services, including, in particular, the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.
Acceptance: YES

BEST PRACTICES OF GENERAL MEETINGS

1. A general meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.
Acceptance: YES

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2. A request for convening a general meeting and placing certain issues on its agenda, made by parties entitled to do that, should be justified. Draft resolutions proposed to be adopted by the general meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the general meeting, in advance so as to allow them to review and evaluate the same.
Acceptance: NO
Explanation: The entities described in the art. 399 and 400 of Polish Commercial Code are entitled to call the General Shareholders Meeting irrespective of the grounds of that motion. In Company's opinion adopting and using of this principle would limit without a good reason the rights resulting exactly from law principles.

3. The general meeting convened at the request of shareholders should be held on a date given in the request, and if this date cannot be kept, on the closest date which will allow the general meeting to settle the issues placed on its agenda.
Acceptance: YES

4. A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a general meeting may be cancelled if its holding is hindered (force major) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the general meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.
Acceptance: YES

5. In order for a representative of a shareholder to participate in a general meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting is in conformity with the law and does not require any additional confirmations and acknowledgement unless its authenticity or validity *prima facie* raises doubts of the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting.
Acceptance: YES

6. The general meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent general meeting.
Acceptance: NO
Explanation: In the matter of holding the General Shareholders Meeting, in particular electing the Supervisory Board by voting in the separate groups, the Company will rely on specific regulations of Polish Commercial Code. The attempt of defining of Polish Commercial Code regulations could be seen as the over interpretation of law.
Additionally the Company is going to start the study of rules of the General Meeting, which will define in particular the principles of presiding at the debate.

7. A person opening the general meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.
Acceptance: YES

8. The chairman of the general meeting ensures an efficient conduct of the meeting and observance of the rights and interests of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.
Acceptance: YES

9. A general meeting should be attended by members of the supervisory board and the management board. An expert auditor should be present at an annual general meeting and at an extraordinary general meeting if financial matters of the company are to be discussed thereat.
Acceptance: NO
Explanation: The representatives of the Management Board and Supervisory Board are present on every General Shareholders Meeting. The above mentioned representatives may give any explanations. In Company's opinion the additional sufficient argument is the fact that the expert auditor gives in his report the opinion about the Company's financial standing.
Irrespective of that fact, the absence of the expert auditor at the General Meeting is very alleged because of the number of companies caring out the audit and the similar dates of General Meetings, which could lead to organizing problems.

10. Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the general meeting, provide the participants of the meeting with explanations and information concerning the company.
Acceptance: NO
Explanation: The same as the above explanation.

11. All answers provided by the management board to the questions posed by the general meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.
Acceptance: YES

12. Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.
Acceptance: YES

13. Voting on issues placed on the agenda may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.
Acceptance: YES

14. A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The general meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.
Acceptance: YES

15. A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.
Acceptance: YES

16. Due to the fact that the Code of Commercial Companies does not provide for court control in the event where a resolution is not adopted by the general meeting, the management board or the chairman of the meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, have the possibility of challenging the same; provided that he is entitled to do so.
Acceptance: YES

17. At the request of a participant in the general meeting, his written statement is recorded in the minutes.
Acceptance: YES

BEST PRACTICES OF THE SUPERVISORY BOARDS

18. The supervisory board submits to the general meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual general meeting,
Acceptance: YES

19. A member of the supervisory board should have relevant education, professional and practical experience, be of high morale and be able to devote all time required to properly perform the function on the supervisory board. Candidates for members of the supervisory board should be presented and supported by reasons in sufficient detail to allow an educated choice.
Acceptance: YES

20. (a) At least one-half of members of the supervisory board should be independent members. Independent members of the supervisory board should not have any relations with the company and its shareholders or employees, which relations could

have significant impact on the ability of the independent member to make impartial decisions.

(b) Detailed criteria of independence should be laid down in the statutes of the company.

(c) Without consent of at least one independent member of the supervisory board, no resolutions should be adopted on the following issues:

- performances of any kind by the company and any entities associated with the company in favor of members of the management board;

- consent to the execution by the company or its subsidiary of a key agreement with an entity associated with the company, member of the supervisory board or the management board, and with their associated entities; and appointment of an expert auditor to audit the financial statements of the company.

Acceptance: NO

Explanation: Due to the Company's statutes, major shareholders are entitled to the appoint of two Supervisory Board's members. The two others members are chosen by the General Meeting, where at least one of them should be independent. The above mentioned statutes regulation regarding the independence of the Supervisory Board members allows the Company to carry out its strategy in the right and effective way as well as secure the business of all shareholders and other groups connected with the Company..

21. A supervisory board member should, most of all, bear in mind the interests of the company.
Acceptance: YES

22. Members of the supervisory board should take relevant actions in order to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on the risk related to the carried out business and ways of managing such risk.
Acceptance: YES

23. A supervisory board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.
Acceptance: NO
Explanation: The Company will consider the advisability and the scope of use of that principle in the future.

24. Information on personal, actual, and organizational connections of a supervisory board member with a given shareholder, and, in particular, with the majority shareholder, should be available to public. The company should have a procedure in place for obtaining information from members of the supervisory board and for making it available to the public.
Acceptance: NO
Explanation: The Company will consider the advisability and the scope of use of that principle in the future.

25. Supervisory board meetings, save for issues which directly concern the management board or its members, and, in particular, removal, liability, and setting remuneration, should be accessible and open to members of the management board.
Acceptance: YES

26. A supervisory board member should enable the management board to present publicly and in an appropriate manner information on the transfer or acquisition of the shares of the company or of its dominant company or a subsidiary, and of transactions with such companies, provided that such information is relevant for his financial standing.
Acceptance: YES

27. Remuneration of members of the supervisory board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the management board. The aggregate remuneration of all members of the supervisory board should be disclosed in the annual report.
Acceptance: YES

28. The supervisory board should operate in accordance with its by-laws which should be available to the public.

Acceptance: YES

29. The agenda of a supervisory board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the supervisory board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the supervisory board is necessary in order to protect the company against damage and in the case of < resolution which concerns the determination whether there exists a conflict of interest between a supervisory board member and the company.
Acceptance: YES

30. A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit to the supervisory board detailed reports on the performance o his task.
Acceptance: YES

31. A supervisory board member should not resign from his function during a term of office i this could render the functioning of the board impossible, and, in particular, if it could hinder the timely adoption of an important resolution.
Acceptance: NO
Explanation: In Company's opinion using of that principle limits the realization of Supervisory Board member rights, in particular the ability of putting the resignation from the membership in any time.

BEST PRACTICES OF MANAGEMENTS BOARDS

32. Bearing in mind the interest of the company, the management board sets forth the strategy and the main objects of the company's operations, and submits them to the supervisory board. The management board is liable for the implementation and performance of the same. The management board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with the legal regulations and best practice.
Acceptance: YES

33. While making decisions on corporate issues, members of the management board should ad within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. While determining the interest of the company, one should keep in mind the justified in long-term perspective interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company, as well as the interests of local community.
Acceptance: YES

34. In transactions with shareholders and other persons whose interests have impact on the interest of the company, the management board should act with utmost care to ensure that the transactions are at arms' length.
Acceptance: YES

35. A management board member should display full loyalty towards the company and avoid(actions which could lead to implementing exclusively own material interest. If a management board member receives information on the possibility of making an investment or another advantageous transaction concerning the objects of the company he should present such information immediately to the management board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the management board and only when this does not infringe the company' interest.
Acceptance: YES

36. A management board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.
Acceptance: YES

37. Management board members should inform the supervisory board of each conflict c interest in connection with the performed function or of the risk of such conflict.
Acceptance: YES

38. The remuneration of management board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to the economic results, and be related to the scope of liability resulting from a given function taking into account the level of remuneration of members of management boards in similar companies in a similar market.

Acceptance: YES

39. The aggregate remuneration of all members of the management board should be disclosed and itemized in the annual report. If the amount of remuneration of individual member of the management board significantly differs, it is recommended that a relevant explanation be published.
Acceptance: YES

40. The management board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.
Acceptance: YES

BEST PRACTICESIN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS

41. The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.
Acceptance: YES

42. In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.
Acceptance: YES

43. The expert auditor should be selected by the supervisory board or general meeting of the company, upon receiving recommendations from the supervisory board.
Acceptance: YES

44. An auditor auditing annual accounts of a company or its subsidiaries cannot act as a special purpose auditor for the same company.
Acceptance: YES

45. A company should acquire its own shares in such a way that no group of shareholders be privileged.
Acceptance: YES

46. The statutes of the company, its basic internal regulations, information and documents related to general meetings, and the financial statements should be made available in the registered office of the company and on its website.
Acceptance: YES

47. The Company should have proper media relations procedures and regulations and an information policy, ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account it interests, make available to mass media representatives information on its current operation and business, standing, and enable their presence at general meetings.
Acceptance: NO
Explanation: The law regulations strictly precise the entities entitled to attempt at the General Meeting as well as the information obligations of public companies, which in Company's opinion are sufficient to present the Company's activity in reliable way.
That not exclude the possibility for the General Meeting to vote for the order motions to accept the media to observe the General Meeting debates.

48. In its annual report, a company should make public its statement on the application o corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.
Acceptance: YES

30 Jun 2002 Krzysztof Wilski
Vice-President of the Management Board